Exhibit 11.1

SUNCAR TECHNOLOGY GROUP INC.

INSIDER TRADING POLICY

As of April 28, 2025

In the course of conducting the business of SunCar Technology Group Inc. (together with its subsidiaries, the “Company”), you may come into possession of material information about the Company or other entities that is not available to the investing public (referenced herein as “material nonpublic information,” as explained in greater detail below). You have a legal and ethical obligation to maintain the confidentiality of material nonpublic information. In addition, it is illegal and a violation of Company policy to purchase or sell securities of the Company or any other entity while you are in possession of material nonpublic information about the Company or that other entity obtained in the course of your position with the Company. The Company’s Board of Directors has adopted this Insider Trading Policy (this “Policy”) in order to ensure compliance with the law and to avoid even the appearance of improper conduct by anyone associated with the Company.

I.PERSONS SUBJECT TO THIS POLICY

The procedures and restrictions set forth in this Policy apply to all Company officers, directors and employees, wherever located. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants, who have access to material nonpublic information. This Policy also applies to family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the officer, director or employee (collectively, “Related Insiders”). For additional information regarding post- termination transactions, see Section XIII of this Policy.

II.TRANSACTIONS SUBJECT TO THIS POLICY

This Policy applies to transactions in Class B ordinary shares, Class A ordinary shares, bonds and other debt securities, options to purchase Class B ordinary shares, convertible debentures and warrants, as well as derivative securities whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. See Section V, “Special Transactions” and Section VII, “Prohibited Transactions” for further discussion of certain types of securities and transactions.

To avoid even the appearance of impropriety, additional restrictions on trading Company securities apply to directors, officers and certain designated employees who have regular access to material nonpublic information about the Company. These policies are set forth in the Company’s Addendum to this Policy, attached hereto (the “Addendum”). The Company will notify you if you are subject to the Addendum. The Addendum generally prohibits directors and designated employees from trading in Company securities during blackout periods and requires pre-clearance for all transactions in Company securities.

III.INDIVIDUAL RESPONSIBILITY

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any Related Insiders whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material nonpublic information as if the transactions were for your own account.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

IV.MATERIAL NONPUBLIC INFORMATION

What is Material Information? Under Company policy and United States laws, information is material if:

●	there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or

●	the information, if made public, likely would affect the market price of a company’s securities.

Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Depending on the facts and circumstances, information that could be considered material includes, but is not limited to, information pertaining to the following:

●	earnings announcements or guidance, or changes to previously released announcements or guidance;

●	other unpublished financial results;

●	write-downs and additions to reserves for bad debts;

●	expansion or curtailment of operations and business disruptions;

●	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;

●	pending or threatened significant litigation or government action, or the resolution thereof;

●	a pending or proposed merger, acquisition, tender offer, joint venture, restructuring or change in assets;

●	changes in analyst recommendations or debt ratings;

●	events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, share splits, changes in dividends, changes to the rights of securityholders or an offering of additional securities);

●	changes in control of the Company or extraordinary management developments;

●	changes in the Company’s pricing or cost structure;

●	extraordinary borrowing or other financing transactions out of the ordinary course;

●	liquidity problems or impending bankruptcy;

●	changes in auditors or auditor notification that the Company may no longer rely on an audit report;

●	development of a significant new product; or

●	the gain or loss of a significant customer or supplier.

What is Nonpublic Information? Information is considered to be nonpublic unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to the official release of that information by the Company in at least one of the following ways:

●	publicly available filings with the U.S. Securities and Exchange Commission (the “SEC”) or securities regulatory authorities; or

●	issuance of press releases via major newswire.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person in possession of material nonpublic information should refrain from any trading activity for two full trading days following its official release.

Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Company’s Chief Executive Officer.

V.“TIPPING” MATERIAL NONPUBLIC INFORMATION IS PROHIBITED

In addition to trading while in possession of material nonpublic information, it is also illegal and a violation of this Policy to provide such information to another (“tipping”) who may trade or to advise another to trade on the basis of such information. This Policy applies regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

VI.SPECIAL TRANSACTIONS

The trading restrictions in this Policy do not apply in the case of the following transactions, except as specifically noted:

A. Employee Share Purchase Plan. The trading restrictions in this Policy do not apply to purchases of Company shares in the employee share purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. The trading restrictions do apply, however, to an election to participate in the plan or changes in payroll contributions made outside of an open enrollment period and to subsequent sales of Company shares purchased under the plan.

B. Option Plans. The trading restrictions in this Policy do not apply to exercises of: (i) options where no Company ordinary shares are sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option) or (ii) a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to subsequent sales of Company ordinary shares received upon the exercise of options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes. In addition, the Company reserves the right to limit or restrict option exercises or tax withholdings not made pursuant to standing elections in appropriate circumstances.

C. Restricted Share Awards and Restricted Share Units. The trading restrictions in this Policy do not apply to the vesting of restricted shares or the settlement of restricted share units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted shares or settlement of any restricted share units. The trading restrictions do apply, however, to any market sale of restricted shares or sale of Company ordinary shares received upon the settlement of restricted share units.

VII.GIFTS OF SECURITIES

Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. Whether a gift of securities is a transaction that should be avoided while the person making the gift is aware of material nonpublic information may depend on various circumstances surrounding the gift. Accordingly, you are encouraged to consult the Legal Department when contemplating a gift, and you are required to obtain pre-clearance of the gift if you are subject to the trading restrictions specified in the Addendum.

VIII.PROHIBITED TRANSACTIONS

Due to the heightened legal risk associated with the following transactions, except as otherwise provided in this Section VIII, the individuals subject to this Policy may not engage in the following:

A. Publicly-Traded Options. You may not trade in options, warrants, puts and calls or similar instruments on Company securities. Given the relatively short term of publicly- traded options, transactions in options may create the appearance that a director, officer or other employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives.

B. Short Sales. You may not engage in short sales of Company securities. A short sale has occurred if the seller (i) does not own the securities sold or (ii) does own the securities sold, but does not deliver them within 20 days or place them in the mail within 5 days of the sale. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance and often have the potential to signal to the market that the seller lacks confidence in the Company’s prospects.

C. Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, you may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan, unless pre-cleared by the Chief Financial Officer. A written request for approval to the Chief Financial Officer is required at least fourteen (14) days prior to execution. Approval of a transaction is in the sole discretion of the Chief Financial Officer; provided, however, that the Chief Financial Officer must determine, among other factors, that the pledgor has documented financial capacity to repay the loan without resorting to the pledged securities.

D. Standing and Limit Orders. You may not place standing or limit orders on Company securities, unless executed as part of an approved Rule 10b5-1 Plan discussed in Section IX of this Policy. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when you possess material nonpublic information.

IX.RULE 10B5-1 TRADING PLANS

Notwithstanding the prohibition against insider trading, SEC Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in Company securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written trading plan (“Rule 10b5-1 Plan”) that was entered into when the person was not in possession of material nonpublic information and that complies with the requirements of Rule 10b5-1.

The following requirements apply to all Rule 10b5-1 Plans:

A. Prior Approval. Anyone subject to this Policy who wishes to enter into a Rule 10b5-1 Plan must submit the Rule 10b5-1 Plan to the Chief Financial Officer or the Chief Executive Officer for its approval at least five business days prior to the planned entry into the Rule 10b5-1 Plan. In addition, prior approval is required for any amendment or early termination of an effective Rule 10b5-1 Plan.

B. Entry into a Plan. A director or employee may enter into a Rule 10b5-1 Plan only at a time when he or she is not in possession of material nonpublic information regarding the Company or its securities and, if subject to blackout periods, when a blackout period is not in effect under this Policy. Each plan must include a representation that, as of the date of adoption of the plan, the individual is not aware of any material nonpublic information about the Company or its securities, and that the plan is being adopted in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

C. Waiting Period. The waiting periods from the time a plan is adopted until the time of the first trade under the plan must comply with requirements of Rule 10b5-1. Under Rule 10b5-1, plans established by directors and executive officers must include a waiting period consisting of the later of (i) 90 days after the adoption of the plan, or (ii) the period ending two business days following the disclosure of the Company’s financial results in a Form 20-F or 6-K for the completed fiscal quarter in which the plan was adopted that discloses the Company’s financial results (but in any event, this waiting period is subject to a maximum of 120 days after the adoption of the plan). For all other individuals, the waiting period must be at least 30 days from adoption of the plan.

D. Duration. Directors and employees are encouraged to design plans with clear instructions that contemplate spreading smaller trades over a longer period of time as opposed to a small number of large trades.

E. Multiple Plans. Generally speaking, an individual entering into a Rule 10b5-1 Plan may have only one 10b5-1 plan in place at any time. An exception to this restriction applies for certain separate plans with different brokers that would be treated as a single “plan” such as when a person holds Company securities in multiple brokerage accounts. Additionally, an individual may enter into one later-commencing plan so that the waiting period of the later plan can begin to run while an existing plan is in place, provided that the individual does not early terminate the first plan, in which case a full waiting period from the time of such termination must occur. Lastly, individuals may have an additional plan providing only for eligible sell-to-cover transactions, where the plan provides for sales of securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory equity award.

F. Single Transaction. Rule 10b5-1 prohibits more than one plan in any 12-month period that is designed to effect a single transaction. Single transaction plans are generally discouraged.

G. Amendments. Amendments to Rule 10b5-1 Plans will be permitted only at a time when: (i) the director or employee is not in possession of material nonpublic information and (ii) a blackout period is not in effect (if applicable) under this Policy. Furthermore, any amendment relating to the amount, price or timing of the purchase or sale of securities will be subject to the same waiting periods as would be applicable to a new plan, as described above.

H. Termination. A Rule 10b5-1 Plan may be terminated at any time upon advance approval of the Chief Financial Officer or the Chief Executive Officer. However, terminating a Rule 10b5-1 Plan is strongly discouraged because it may call into question whether the plan was entered into and operated in good faith and not as part of a plan or scheme to evade the insider trading rules, which could affect the availability of the Rule 10b5-1 affirmative defense.

I. Outside Trades. Adoption of a Rule 10b5-1 Plan does not preclude trading outside of the plan that otherwise is in accordance with this Policy. However, directors and employees should be cognizant of the fact that the Rule 10b5-1 affirmative defense will not apply to such trades outside a Rule 10b5-1 Plan. In addition, under Rule 10b5-1, the director or employee may not have further influence over whether, when or how the trades under the plan are made once the plan is put in place, and therefore their trading outside of the plan must not have direct or indirect influence on the trading instructions under the plan. In other words, securities subject to the plan (e.g., shares underlying unexercised options) should not be purchased or sold outside the plan.

X.RESPONDING TO REQUESTS FOR INFORMATION

You may find yourself the recipient of questions concerning various activities of the Company. Such inquiries can come from the media, securities analysts and others regarding the Company’s business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information. Under no circumstances should you attempt to handle these inquiries without prior authorization from the Chief Financial Officer or the Chief Executive Officer. Only Company individuals specifically authorized to do so may answer questions about or disclose information concerning the Company.

●	Refer requests for information regarding the Company from the financial community, such as securities analysts, brokers or investors, to the Chief Financial Officer.

●	Refer requests for information regarding the Company from the media or press to the the Chief Financial Officer or the Chief Executive Officer.

●	Refer requests for information from the SEC or other regulators to the Chief Financial Officer or the Chief Executive Officer.

XI.REPORTING VIOLATIONS/SEEKING ADVICE

You should refer suspected violations of this Policy to Chief Financial Officer or the Chief Executive Officer or through the reporting procedures set forth in the Company’s Code of Business Conduct and Ethics. In addition, if you:

●	receive material nonpublic information that you are not authorized to receive or that you do not need to know to perform your employment responsibilities; or

●	receive confidential information and are unsure if it is within the definition of material nonpublic information or whether its release might be contrary to a fiduciary or other duty or obligation,

you should not share it with anyone. To seek advice about what to do under those circumstances, you should contact the Chief Financial Officer or the Chief Executive Officer. Consulting your colleagues may have the effect of exacerbating the problem, as containment of the information, until the legal implications of possessing it are determined, is critical.

XII.POST-TERMINATION TRANSACTIONS

This Policy, and the Addendum, continue to apply to transactions in Company securities even after a person’s service with the Company is terminated. If a person is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material. Questions or concerns on whether any continuing nonpublic information remains material should be directed to the Chief Financial Officer or the Chief Executive Officer. Although the pre-clearance procedures specified in the Addendum will cease to apply upon termination of service, individuals subject to a quarterly blackout period at the time of termination of service may not trade in Company securities until after the end of the blackout period.

XIII.PENALTIES FOR VIOLATIONS OF THE INSIDER TRADING LAWS AND THIS POLICY

In the United States and many other countries, the personal consequences to you of illegal insider trading can be severe. In addition to injunctive relief, disgorgement and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against persons found liable of insider trading, including as tippers or tippees. The amount of a penalty could total three times the profits made or losses avoided. The maximum penalty may be assessed even against tippers for the profits made or losses avoided by all tippees, including remote tippees (i.e., others who may have been tipped by the tippee). Further, civil penalties of the greater of $2 million or three times the profits made or losses avoided can be imposed on any person who “controls” a person who engages in illegal insider trading.

Criminal penalties may also be assessed for insider trading. Any person who “willfully” violates certain provisions of the U.S. federal securities laws may be fined up to $5 million ($25 million for entities) and/or imprisoned for up to 20 years. Subject to applicable law, Company employees who violate this Policy may also be subject to discipline by the Company, up to and including termination of employment, even if the country or jurisdiction where the conduct took place does not regard it as illegal. Needless to say, a violation of law, or even a governmental or regulatory investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country. Employees must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with this Policy, you must consult the Chief Financial Officer or the Chief Executive Officer.

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SunCar Technology Group Inc.

1.INTRODUCTION

ADDENDUM TO INSIDER TRADING POLICY

This Addendum explains requirements and procedures, which apply to all directors and executive officers, as well as certain designated employees of SunCar Technology Group Inc. (the “Company”) who have access to material nonpublic information about the Company, and is in addition to and supplements the Company Insider Trading Policy (the “Policy”). The positions of the designated persons subject to this Addendum are listed on attached Schedule A. The Company may from time to time designate other positions that are subject to this Addendum and will amend Schedule A from time to time as necessary to reflect such changes or the resignation or change of status of any individual. Please note that this Addendum applies to all Company securities which you hold or may acquire in the future.

Please read this Addendum carefully. When you have completed your review, please sign the attached acknowledgment form and return it to the Company’s Chief Financial Officer and the Chief Executive Officer.

2.PRE-CLEARANCE PROCEDURES

Those subject to this Addendum, as well as their spouses, minor children, adult family members sharing the same household and any other person or entity over whom the individual exercises influence or control over his, her or its securities trading decisions (collectively, “Related Insiders”), may not engage in any transaction involving the Company’s securities (including the exercise of options, gifts, loans, contributions to a trust, pledging transactions or any other transfers) without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer or the Chief Executive Officer. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction must be re-requested if the transaction order is not placed within 48 hours of obtaining pre-clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Company’s Chief Financial Officer or the Chief Executive Officer. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if advisable, at the time of any sale.

Notwithstanding the foregoing, pre-clearance is not required for any trades made pursuant to a pre- arranged Rule 10b5-1 Plan adopted in accordance with the requirements of this Policy. Pre-clearance is also not required for the “Special Transactions” to which the Policy does not apply, subject to certain exceptions described in Section VI of the Policy.

3.BLACKOUT PERIODS

Those individuals subject to this Addendum (and Related Insiders) are subject to the following blackout periods, during which they may not trade in the Company’s securities (except by means of pre- arranged Rule 10b5-1 Plans established in compliance with the Policy).

Quarterly Blackout. Because the announcement of the Company’s quarterly financial results will almost always have the potential to have a material effect on the market for the Company’s securities, you may not trade in the Company’s securities during the period beginning on the ninth calendar day of the last month of the quarter and ending after the second full trading day following the public release of the Company’s earnings for that quarter.

Interim Earnings Guidance Blackout. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 6-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Event-Specific Blackout. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. The existence of an event-specific blackout will not be announced. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Chief Financial Officer or the Chief Executive Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

Regulation BTR. Directors and officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

NOTE: Even if a blackout period is not in effect, at no time may you trade in Company securities if you are in possession of material nonpublic information about the Company. The failure of the Chief Financial Officer or the Chief Executive Officer to notify you of an event-specific blackout will not relieve you of the obligation not to trade while in possession of material nonpublic information.

4.LIMITATIONS AND REQUIREMENTS ON RESALES OF THE COMPANY’S SECURITIES

The Securities Act requires that securities may be sold only pursuant to an effective registration statement or an exemption from the registration requirements. Directors and certain officers who are (or were within the prior 90 days) affiliates of the Company and who wish to sell Company securities may seek a “safe harbor” for their sales to establish an exemption from such registration requirements by complying with the conditions of Rule 144 applicable to affiliates. “Securities” under Rule 144 are broadly defined to include all securities, not just equity securities. The Rule 144 safe harbor is available not only to sales of ordinary and preferred shares, but also to sales of bonds, debentures and any other form of security. Affiliates and others who seek to sell securities acquired directly from the Company or a Company affiliate in a series of transactions not involving any public offering may avail themselves of the safe harbor of Rule 144 by complying with the provisions applicable to resales of “restricted securities” (which apply, for affiliates, in addition to, and in conjunction with, the provisions of that Rule applicable to resales by affiliates).

The following summarizes relevant provisions of Rule 144, as they apply to resales by directors and officers seeking to take advantage of the safe harbor:

A.   Current public information. There must be adequate current public information available regarding the Company. This requirement is satisfied only if the Company has filed all reports required by the Securities Exchange Act of 1934 during the 12 months preceding the sale.

B. Manner of sale. The sale of Company shares by a director or officer must be made in one of the following manners:

(i)	in an open market transaction through a broker at the prevailing market price for no more than the usual and customary brokerage commission;

(ii)	to a market maker at the price held out by the market maker; or

(iii)	in a riskless principal transaction in which trades are executed at the same price, exclusive of any explicitly disclosed markup or markdown, commission equivalent or other fee, and where the transaction is permitted to be reported as riskless under the rules of a self- regulatory organization.

Furthermore, the broker may not solicit or arrange for the solicitation of customers to purchase the shares. In addition, your broker likely has its own Rule 144 procedures (and must be involved in transmitting Form 144 (see item 4 below)), so it is important to speak with your broker prior to any sale.

Even if your share certificates do not contain any restrictive legends, you should inform your broker that you may be considered an affiliate of the Company.

C.Number of shares which may be sold.

Equity Securities. The amount of equity securities that a director or officer may sell in a three- month period is limited to the greater of:

(i)	1% of the outstanding shares of the same class of the Company; or

(ii)	the average weekly reported trading volume in the four calendar weeks preceding the transactions.

Debt Securities. The amount of debt securities that a director or officer may sell in a three- month period is limited to the greater of:

(i)	the average weekly reported trading volume in the four calendar weeks preceding the sale; or

(ii)	10% of the principal amount of the tranche of debt securities (or 10% of the class of non- participatory preferred shares).

D. Notice of proposed sale. If the amount of securities proposed to be sold by a director or officer during any three-month period exceeds 5,000 shares or has an expected aggregate sale price in excess of $50,000, the director or officer must file a notice of sale on Form 144 with the SEC, prior to, or concurrently with, the placing of the order to sell securities.

E. Holding periods. Any restricted securities must be held for six months prior to reselling such securities.

In certain situations (e.g., securities acquired through share dividends, splits, conversions or the net settlement of certain options), “tacking” is permitted, that is, the new securities will be deemed to have been acquired at the same time as the original securities.

5.PENALTIES FOR VIOLATING THE SECURITIES LAWS AND COMPANY POLICY

The seriousness of securities law violations is reflected in the penalties such violations carry. A director’s resignation may be sought, or an officer will be subject to possible Company disciplinary action up to and including termination of employment. In addition, both the Company itself and individual directors, officers or employees may be subjected to both criminal and civil liability. These violations may also create negative publicity for the Company.

6.QUESTIONS

Because of the technical nature of some aspects of the federal securities laws, all directors and officers should review this material carefully and contact the Chief Financial Officer or the Chief Executive Officer if at any time (i) you have questions about this Policy or its application to a particular situation; or (ii) you plan to trade in the Company’s securities, but are unsure as to whether the transaction might be in conflict with the securities laws and/or this Company Policy.

7.ACKNOWLEDGEMENT

All directors, officers and other employees subject to the procedures set forth in this Addendum must acknowledge their understanding of, and intent to comply with, this Policy and this Addendum on the form attached to this Addendum.

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SCHEDULE A

Board of Directors

Chief Executive Officer

Chief Financial Officer

ACKNOWLEDGMENT FORM

I have read and understand this Policy and the Addendum thereto applicable to directors, officers and certain designated employees (collectively, the “Insider Trading Policy”). I agree to comply fully with the policies and procedures contained in the Insider Trading Policy for as long as I am subject to this Policy. If I am an employee of SunCar Technology Group Inc., I acknowledge that the Insider Trading Policy is a statement of policies and procedures and does not, in any way, constitute an employment contract or an assurance of continued employment.

Printed Name

Signature

Date